Annual Report

Cover Page

Name of issuer:

Yolo Rum, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: CO
Date of organization: 3/5/2018

Physical address of issuer:

5612 E Colfax Ave
Denver CO 80220

Website of issuer:

http://www.yolorum.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$925.00	$0.00
Cash & Cash Equivalents:	$925.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($230,305.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Yolo Rum, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>They failed to submit an annual report in the past.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Philip Guerin	CEO	Yolo Rum LLC	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
John Granville	CFO	2018
Philip Guerin	CEO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Yolo Rum Ltd	8500000.0 Class A Units	100.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

If either the U.S. or Panamanian governments enact legislation that would prohibit importing goods from Panama, which could put our sourcing of goods at risk.

Yolo Rum LLC may not be able to execute its Sales, Production and Marketing plans to the levels needed to achieve the revenues to succeed.

If the U.S. Government enacts legislation prohibiting the production, sales and consumption of alcohol, which would be detrimental to our business.

There may be an inability to secure distribution to service all Yolo Rum's potential markets, through out the United States.

There could be a restriction on marketing spirits or alcohol in mass media or a ban imposed by digital media and social media platforms.

A drought or shortage of the natural materials needed to produce rum, like sugar cane. and water, would limit our business.

The ancient liquor industry's failure to evolve with technology and the changing marketing climate, could disable us to utilize our skills.

Yolo Ltd. currently owns 100% of Yolo Rum LLC, which is majority owned by Phillip Guerin, therefore voting power and decisions largely lie in his hands.

The Rum industry is highly competitive. We face competition from other distributors of liquors as well as larger retailers. Consumers have many choices in the liquor market, and our competitors may have substantially greater financial and other resources, and may be better established in their markets. Attracting and retaining customers in this climate may be difficult.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team, namely the two founders. The loss of services of either founder may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Units	1,500,000	500,000	No
Class A Units	8,500,000	8,500,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	none
Options:	none

24. Describe the material terms of any indebtedness of the issuer:

None

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$114,217	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- [x] Yes
- [ ] No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make rum that's distilled by legendary rum maker Don Pancho Fernandez, the former Cuban "minister of rum" for Fidel Castro for 40 years. While still in what we consider our "proof of concept phase," we've won 21 international rum awards and are sold in 200 Florida and Colorado locations. Now, with two recent distribution deals, we're ready to launch an aggressive marketing and product push to become a major player in the burgeoning rum market.

With our new distribution deals in place, we plan to be in more than 500 locations in several more states by the end of the year. From there, we'll be in position to become a major independent spirit brand making a big impact in an industry dominated by huge conglomerates.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Yolo Rum, LLC was incorporated in the State of Colorado in March 2018.

Since then, we have:

- Winner of 21 international rum awards.
- Currently available in 200 Florida and Colorado locations.
- Our rum maker, Don Pancho Fernandez, was the Cuban minister of rum for Fidel Castro for 40 years.
- Teamed up with national distributor Mexcor at the beginning of 2018 to push our national distribution footprint.
- More than 29,000 followers on our social media channels.
- Our attorneys at Messner and Reeves took Chipotle public and are coaching and coaxing us on our journey.

Historical Results of Operations

Our company was organized in March 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $925, including $925 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $230,305 and net income of $0 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Yolo Rum, LLC cash in hand is $925, as of December 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 0 months.

None

We do not expect any major changes to our expenses in the next 3-6 months.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.yolorum.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- John Granville
- Philip Guerin

Appendix E: Supporting Documents

- Operating_Agreement_-_Yolo_Rum__LLC.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SAFE (Simple Agreement for Future Equity) $5M
- SAFE (Simple Agreement for Future Equity) $10M

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- John Granville
- Philip Guerin

Appendix E: Supporting Documents

- Operating_Agreement_-_Yolo_Rum__LLC.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Yolo Rum, LLC

By

Philip Guerin

Managing Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Philip Guerin

Managing Member

5/14/2020

Philip Guerin

Managing Member

5/12/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.